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Mr. Martin Skelly                                               April 10, 1998
IFGP Corporation
One Insignia Financial Plaza
Greenville, SC 29602

Reference:   Restricted appraisal report-limited appraisal of Eastgate
             Marketplace, located Walla Walla, Washington

Dear Sir:

In accordance with your request, we have appraised the above captioned property as of April 2, 1998. This appraisal and final estimate of value has been based upon a careful and personal inspection of the property and upon research into various factors that influence value. The purpose of this report is to estimate the market value of the leased fee estate of the subject property. The function of this appraisal is to serve as an update to the limited summary report performed by KTR on August 4, 1995 and updated on February 23, 1996 and April 10, 1997. Supporting documentation of our analysis and conclusions has been retained in the appraiser's files and may be reviewed upon request.

Briefly described, the subject property consists of a neighborhood shopping center containing 145,388 square feet of leasable area. The center is anchored by Albertson's, RiteAid Drugs, Staples, United Buy & Sell and 9,600 square feet of mall store space. A Wendy's fast food restaurant and US Bank ATM are situated on outlying pads. Parking is provided for 732 cars in an open asphalt paved lot. The improvements were constructed in 1973 with a complete remodel in 1991 and partial remodel in conjunction with the addition of Staples in 1997. The structures are in good physical condition.

Current occupancy is 99.4%, up from 84.9% of April 1997. One small interior space of 840 leaseable square feet is vacant. Since the previous report, the central portion of the mall was reconfigured with Staples taking over half of the previous shop and mall space. Two new tenants have been added (Radio Shack and Sally Beauty), both in spaces that have been opened up to the parking lot. Leases have been finalized with Fancy Nail and Third Dimensions. These tenants are in place.

Within the market area, a local grocery store located cater-corner from the subject has been vacated and RiteAid has contracted to occupy a new building on that site, vacating their space in the subject. The RiteAid lease has just over four years remaining at a rental rate advantageous to the tenant. It is anticipated that the tenant will sub-lease this 46,000 square foot space.

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April 10, 1998
Mr. Martin Skelly
Page 2

The analysis and results of our investigation are submitted in the accompanying report which has been prepared in conformance with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation. In addition, this report complies with the Appraisal Standards as set forth in the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA).

The estimated marketing/exposure period to sell the subject property assuming it is placed on the market at the value estimated concluded herein is approximately 12 months. This includes 6 to 12 months to initiate marketing and cultivate interest. Thereafter, several months are common to work out financing, carry out due diligence and close on the transaction.

In view of the pertinent facts mentioned herein and based upon the analysis of data which has been considered in connection with this report, it is the opinion of the undersigned that the market value of the leased fee estate of the subject property, as of April 2, 1998 is:

                  FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS

                                 ($4,800,000)


                            Respectfully submitted,


KOEPPEL TENER REAL ESTATE
SERVICES, INC.


Jerry Fulwiler                                        Richard J. Briscoe, MAI
Vice President